Filed by Georgia Gulf

Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

On October 4, 2012, this memorandum from the leaders of the “Integration Management Office,” a team comprised of managers from both Georgia Gulf Corporation and PPG Industries, Inc., that is responsible for managing the planning of integration efforts with respect to Georgia Gulf Corporation’s planned merger with the commodity chemicals business of PPG Industries, Inc., was posted on Georgia Gulf’s employee-only intranet site and distributed electronically to employees of the commodity chemicals business of PPG Industries, Inc.

From:	Integration Management Office Leaders

Date:	October 4, 2012

Subject:	Structured Integration Approach Focuses on Smooth Launch of New Company

As you know, we are working toward completing the merger of Georgia Gulf and PPG’s chlor-alkali and derivatives business, which will create a leading chemicals and building products company.

However, bringing together two established organizations with different cultures, processes and practices can be a challenge.  As part of the merger process, a primary focus is coordinating our business activities so the combined company is fully functional from the very beginning — what we call “integration.”

The Integration Management Office (IMO), led by Bruce Nelson of PPG and Tom Clancy of Georgia Gulf, oversees the information sharing and planning between the two companies to facilitate a smooth integration once the merger is completed.  We are assisted by Pricewaterhouse Coopers, which has extensive integration experience.

We have identified 10 functional areas where integrated processes will be essential to a successful launch of our new company.  The teams are led jointly by representatives from Georgia Gulf and PPG, and they are focused on such issues as production, order fulfillment, payroll, email addresses and a fully functioning EHS system.  Each team’s activities are restricted to areas where they do not risk sharing market-sensitive information such as pricing, since we are currently competitors in certain product areas.

In some cases, the teams are identifying which company uses the best practice for a particular process and developing plans to incorporate that practice across the combined organization.  In other cases, the teams are creating new processes that can be adopted companywide.  All the while, they are working with our attorneys to assure that all legal, regulatory and confidentiality requirements are met as the two businesses continue to operate independently until the merger is completed.

In addition to planning for a smooth launch on the first day our combined company opens for business, the integration teams are working to coordinate other activities that are important, though not immediately essential.

This is an exciting time as we work to combine two strong organizations and create a leading integrated chemicals and building products company.  If you already are involved on an integration team, we thank you for your effort.  If you are invited to participate at a later date, we hope that you will seize the opportunity.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future.  Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  These forward-looking statements include, but are not limited to, statements regarding expected benefits of the merger of Georgia Gulf and the chlor-alkali and derivatives business of PPG Industries, Inc. (the “Merger”), integration plans and expected synergies therefrom, and Georgia Gulf’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf.  There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication.  These risks and uncertainties include risks relating to the parties’ respective abilities to obtain all necessary approvals to complete, and to otherwise complete, the Merger and to achieve the expected benefits therefrom.

In light of these risks, uncertainties, assumptions, and other factors inherent in forward-looking statements, actual results may differ materially from those discussed in this communication.  Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements.  For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Georgia Gulf expressly disclaims any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information and Where to Find it

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG’s commodity chemicals business or PPG.  In connection with the Transaction, Georgia Gulf will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 that will include a prospectus of Georgia Gulf relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.